Filed by Coari Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

Subject Company: Coari Participações S.A.

Commission File No.: 132-02657

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

This presentation contains information with respect to:

•	the proposed merger (incorporação) of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom S.A. (“Brasil Telecom”);

•	the proposed share exchange (incorporação de ações) between Brasil Telecom and Coari Participações S.A. (“Coari”); and

•	the proposed merger (incorporação) of Coari with and into Telemar Norte Leste S.A. (“Telemar”).

In connection with the merger of Brasil Telecom Holding with and into Brasil Telecom, Brasil Telecom (1) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom Holding, and (2) has filed and will file with the Commission other documents regarding the merger.

In connection with the proposed share exchange between Brasil Telecom and Coari, Coari plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the proposed share exchange.

In connection with the proposed merger of Coari with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and mergers, when available, free of charge on the Commission’s website at www.sec.gov or from the issuer of the relevant securities, Brasil Telecom, Coari or Telemar, as applicable.

*****

Operator:

Good afternoon, ladies and gentlemen, thank you for standing by and welcome to Oi’s conference call to discuss the 2nd quarter 2009 results of Oi and its direct and indirect subsidiaries.

This event is also being broadcast simultaneously on the internet, via webcast, which can be accessed on the companies’ IR website: www.oi.com.br/ir, together with the respective presentation and the earnings release.

We would like to inform that during the Company’s presentation, all participants will be in a listen-only mode. We will then begin the Questions and Answers session, when further instructions will be given. In case you need any assistance during the conference, please request the operator’s help by pressing star zero.

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

This conference call contains forward-looking statements that are subject to known and unknown risks and uncertainties that could cause the company’s actual results to differ materially from those in the forward-looking statements. Such statements speak only as of the date they are made, and the Company is under no obligation to update them in light of new information or future developments.

I will now turn the conference over to Mr. Alex Zornig, Investor Relations Officer. Please, Mr. Alex, you may proceed.

Alex Zornig:

Thank you. Good morning everyone.

Welcome to another conference call to present and analyze the second quarter of 2009 consolidated performance of Oi and its subsidiaries.

Let me remind you that the slides presented in this conference call are already available on the investor relations website, both of Oi and Brasil Telecom’s.

Joining me today is Mr. Alain Riviere, regulatory affair director, Mrs. Flávia Bittencourt, marketing director, Mr. Marco Schroeder, controller, Mr. Tarso Rebello, treasury director, and Mr. Roberto Terziani and our IR team.

As in the previous quarter’s conference call, for this second quarter call we will also present pro-forma figures for the second quarter of 2008, to provide a better comparison between the periods as well as a better understanding of the evolution of our results.

Before analyzing the results, I believe it is important to comment on the status of the integration with Brasil Telecom. This is presented on slide 2.

The operational standpoint, the “Oi” brand was launched in Brasil Telecom’s region in late April, through the offering of “Oi Ligadores”, the success of which was demonstrated by the net additions at Oi in May, which accounted for 60% of total net adds in that region, which is more than 1.2 million customers.

Following the process to unify the product portfolio of both companies, we launched the “Oi Controle” post-paid plans in late June and the “Oi Conta” plans in early July.

Note that results from these latest launches will only impact the Company’s consolidated figures in the third quarter of 2009.

In the second half of the year, the company will launch products such as “Oi Fixo”, “Oi Velox”, and lastly “Oi Conta Total”. The latter shall be the last to be integrated into the Region II portfolio because of its higher complexity related to systems requirements.

Still from a market viewpoint, we are currently implementing a single operational model for sales and customer service at all of Oi’s channels.

The retail area was restructured, focusing on small retailers, in order to assure more efficiency and wider distribution.

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Furthermore, Brasil Telecom’s own stores are being migrated to the Oi franchise model, which should support improved sales performance going forward.

As referred to costs and CAPEX, you must already be aware of the fact that since January, Oi has focused intensely on implementing actions to capture the opportunities for savings, created by the combined operations of the two companies.

Much has already been done in the first half of the year, with more than 40 initiatives implemented in the Administrative, Regulatory, Operational, Engineering and IT, Finance and Market areas.

Some of these initiatives have already generated savings for Oi in the first half of 2009, and others will result in lower costs in the second half of the year and, mainly, next year.

Those initiatives include:

•	the renegotiation of contracts with approximately 70% of our suppliers;

•	the revision and integration of the company’s logistics model;

•	the adoption of actions aimed at cutting costs with roaming, COGS (especially SIM Cards) and interconnection; and

•	the implementation of a personnel and administrative restructuring.

We have put into practice a set of actions to standardize and improve the operations of our networks, such as integrating the two Network Operations Centers of the former Oi and BRT in the city Rio de Janeiro and revising the outsourcing model for the internal and external plants, obtaining gains in quality and reductions in expenses with network maintenance.

Six months after the project began, we now have a better idea of what we can expect for 2009 as a whole.

Our analysis indicates that it will be possible to achieve savings in costs and expenses this year that is slightly lower than what we first forecasted. On the other hand, the synergies in CAPEX should be higher than previously expected.

Putting that in numbers, for this year we expect net cost synergies of some R$ 400 million to R$ 500 million, and CAPEX synergies of more than R$ 1 billion.

Note that, despite recognizing the benefits generated by these savings in our 2009 accounts, there will be negative effects in our 2009 EBITDA in comparison to last year’s figures, due to the non-recurring impacts related to the integration of the two structures and the effects from the operational start-up in São Paulo.

As referred to the Corporate Structure, on June 23, we concluded the mandatory tag-along tender offer, through which the company disbursed R$ 2.6 billion reais to acquire some 79% and 28% of the free float of BRTP and BRTO common stocks, respectively.

The no-show of the total common minorities of both companies represented almost R$ 1 billion in savings for Oi.

After that, the cash disbursed by Oi to acquire Brasil Telecom amounted approximately R$ 11.4 billion, with TMAR holding 55% of the total capital stock in this company as of the end of June.

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Lastly, on July 31, we carried out the first step of the process to simplify the group’s ownership structure by eliminating several intermediary holding companies controlled indirectly by Telemar that were created specifically for the purpose of the acquisition.

In the near term, according to the Material Fact released this week, we will call a Shareholding Meeting to carry out the merger of BRTP by BRTO.

Let’s move on now to the analysis of Oi’s consolidated operating results, on slide 3. Once again I would like to point out that this analysis is based on TNE’s consolidated data and information.

As shown in slide 3, by the end of the quarter, the company’s Revenue Generating Units totaled approximately 60 million, which was composed of:

•	34 million mobile customers;

•	22 million fixed lines in service; and

•	approximately 4.1 million fixed broadband users.

These results represent an overall growth of almost 18% in the last 12 months.

Of the nearly 9 million new customers that were added in the last 12 months, 8.6 million are new mobile users and 552 thousand are new fixed broadband accesses, which represent increases of 34% and 16% in relation to June 2008.

In the second quarter, net additions of 3G mini-modems added almost 100 thousand and sales of 3G data plans totaled almost 45 thousand.

As a consequence, the number of the group’s total broadband net additions in the quarter (fixed and mobile) reached 270 thousand, a 44% growth in relation to the second quarter of 2008, ending June with 4.4 million of total broadband users.

Slide 4 shows the expansion of wireless clients by region in the last 12 months:

•	3.2 million in Region I, an increase of 16%;

•	1.7 million in Region II, a 34% growth, driven by the launch of the Oi brand and the mobile offer in this region;

•	3.6 million in Region III (São Paulo), where the launch occurred in October last year. In this region, we already have a market share of approximately 10%.

We closed the quarter with national market share of 21.3%.

The importance of the pre-paid segment for supporting growth in mobile lines is not new.

However, special attention should be given to the increase in the post-paid segment in the last 12 months, which grew by around 28%, especially in “Oi Conta Total” users, which by the end of June totaled almost 1.3 million clients, or 31% of the post-paid base in Region I, where this plan is available.

In Region II, as mentioned earlier, we are still planning the launch of this product, which should occur at the beginning of the next year. In this service, the company has benefited from number portability, registering the best result among competitors in terms of the net result of customers received and lost.

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

On slide 5, we begin the analysis of the company’s economic and financial results for the second quarter.

Consolidated gross revenue amounted R$ 11.2 billion, growing by 3% in comparison to the second quarter of 2008, driven mainly by the performance of the wireless segment, which posted growth of 13% to R$ 2.4 billion.

The expansion in the average user base and the introduction of 3G services had a positive impact on revenue from the wireless telephone segment in the period.

Revenue from the fixed-line telephone segment had a slight increase, amounting R$ 8.8 billion. With this service, the same trends were observed, with revenue from data offsetting the reduction in traditional fixed revenue.

Revenues from network usage was impacted because, as opposed to the second quarter of last year, calls to fixed lines were not included in the bonus minutes of all mobile operators. During this quarter, however, this promotion was re-implemented by nearly all major mobile operators in Brazil.

Slide 6 presents the company’s Consolidated Operating Costs and Expenses.

The existence of non-recurring items in the second quarters of both 2009 and 2008 distorts comparisons between the two periods.

In the second quarter of 2008, as we reported at the time, there were negative non-recurring items that amounted to R$ 188 million. In the second quarter of this year, non-recurring expenses amounted to R$ 126 million, and referred to:

•	a non-cash impact from the end of the deferral of subsidies for handsets sold to post-paid clients;

•	expenses related to the administrative and personnel restructuring, the launch of the brand in Region II and others expenses related to the integration process with Brasil Telecom.

A comparison of the recurring costs shows that this item remained stable between the two periods.

In addition, there are also cost items that, despite being recurring, did not exist in the second quarter of last year. We call these “non comparable items”, which totaled R$ 287 million in the second quarter of this year.

These items consist of the launch of mobile operations in São Paulo in October 2008 and the standardization of accounting policies across Oi and BrT.

If we also exclude these items, costs would have been reduced by R$ 300 million, or by almost 6% in relation to the second quarter of last year.

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Slide 7 presents Consolidated Adjusted EBITDA generated by the revenue and costs already discussed, which amounted to R$ 2.5 billion in the quarter, equivalent to an Adjusted EBITDA margin of 33.5%.

This reduction of R$ 174 million in relation to the second quarter of 2008 adjusted EBITDA was mainly due to the incomparable items mentioned earlier, such as the operations in São Paulo, still in a start-up phase, as well as the standardization of accounting policies across the two companies.

Excluding the recurring amounts, Brasil Telecom’s EBITDA was R$ 1 billion, an increase of 2.3% compared to the same quarter of last year.

The non-recurring adjustments that were made in Brasil Telecom this quarter did not impact the consolidated results at TMAR or TNE, since they were made in the Opening Balance Sheet of Brasil Telecom, with impacts only on the amount of goodwill paid in the acquisition.

Moving on, slide 8 presents Oi’s net financial expenses, depreciation and amortization and its net profit.

In the second quarter of 2009, the company posted a net loss of R$ 146 million, reversing the pro-forma net profit of R$ 288 million posted in the second quarter of last year. The main factors leading to this performance were:

•	net financial expenses R$ 427 million higher than in the second quarter of last year;

•	the R$ 206 million in depreciation and amortization in the period.

It is important to note, however, that the bulk of this loss was caused by temporary fiscal effects due to the amortization of the goodwill generated by the acquisition of Brasil Telecom, which is caused by our current corporate ownership structure, which includes several holding companies, some of which were already incorporated by BrTP and BRTO in the last 31st of July.

This fiscal distortion will only be completely eliminated after we conclude the merger of both Brasil Telecom companies, which will most likely occur by the end of this year.

As mentioned, on July 31, the company began the process to simplify its ownership structure, in which an amount in the range of R$ 740 million from the total goodwill paid of R$ 9 billion has already been incorporated at the operating company BrTO, enabling the tax benefits from the amortization of the goodwill.

Slide 9 presents the company’s consolidated gross debt, which amounted to R$ 30 billion, R$ 3.7 billion above the first quarter of 2009. This higher debt was due to funding operations carried out in April, namely the international placement of US$ 750 million in a 10-year bond, as well as the R$ 2.6 billion in debentures issued locally, mainly focused on the retail investors.

The company maintains a policy of low exposure to foreign exchange variation. At the end of June, only US$ 255 million was exposed to fluctuations in the U.S. dollar, which corresponds to 2% of total debt.

The effective cost of debt in the quarter, including hedge operations, was 11.45%, below the previous quarter’s absolute numbers, though equivalent to 105% of the CDI.

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Net debt was R$ 21.7 billion, almost R$ 2.5 billion higher in the quarter, due to the cash disbursements made in late June to acquire common shares from minority shareholders in the Tag Along Offer.

Net debt was equivalent to 2.2 times Adjusted Consolidated EBITDA in the last 12 months.

On slide 10, we present the group’s consolidated CAPEX.

In the second quarter, investments amounted to R$ 1 billion, a substantial reduction in relation to the same period last year.

Note that the figures for the second quarter of 2008 were impacted by the investments made to prepare the network for fixed and mobile portability, the registering of the licenses for the commercial exploration of 3G services, as well as investments required for the São Paulo mobile services launch.

Consolidated CAPEX was equivalent to 13% of consolidated net revenue in the quarter.

It is important to mention that the company has been able to capture greater benefits than initially expected from the joint negotiations with suppliers, as a result of the acquisition.

Now let’s move on to your questions. Thank you very much.

James Rivett, Citi:

Good morning all. I have got two questions, if I can. The first is can you give us an update on your guidance for EBITDA for next year, for 2010, given all of these savings that you expect will now be slightly back-end loaded, as well as the non-recurring charges that drop away.

And then secondly, just a point of clarification, is it fair now to say that in the 2Q, we have seen the peak of net debt, and we should expect for that to start declining from here? Thanks very much.

Alex Zornig:

Hi, James. The first question, unfortunately, I cannot tell you. I cannot because I cannot give future forecast on...

James Rivett:

Understood, sir. I will ask that in a different way: is it fair to say that we should be seeing a much bigger increase next year, then?

Alex Zornig:

I would say you will see a bigger synergy positive impact.

James Rivett:

As well as the fact we do not have the one-time items, the handset subsidies in São Paulo?

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Alex Zornig:

Exactly. And São Paulo, the breakeven is going to occur in the 1Q10. Therefore, from the second quarter onwards, you will see a positive impact of São Paulo.

James Rivett:

Understood.

Alex Zornig:

Relating the peak of the debt, we will reach the peak by the end of this year with 2.3x, 2.4x EBITDA. And then we are going to see a decrease on the ratio in 2010, but 2011 is where we are going to see a bigger decrease, ok?

James Rivett:

Understood. Perfect. Thank you very much.

Peter Lyons, Oscar Gruss:

Hi, guys. Good afternoon. I have two questions. One, if you could walk us through your cash flow, specifically your cash flow from operations, how your working capital was in fact calculated. I did not see any mention of it anywhere in the press release, so if you can address that I would be very appreciative.

And also, if you can give us, or if you could repeat what you said about CAPEX savings for 2009, and also OPEX. You said that the CAPEX would be, there would be more savings than expected, and I did not catch the numbers. Thanks.

Alex Zornig:

Ok. On the CAPEX savings we estimate R$ 1 billion. And OPEX saving for 2009, we are expecting from R$ 400 million to R$ 500 million. That is already net of the cost to reach the synergies.

And your question regarding the cash flow, we calculate that we generate free cash flow of R$ 1.5 billion this quarter. Of course, we start from EBITDA and we add and take out the CAPEX, the financial costs, things like that, and tax. And that the net amount we reach was R$ 1.5 billion, roughly.

Peter Lyons:

OK, and the cash from operations?

Alex Zornig:

Cash from operations?

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Peter Lyons:

Yes.

Alex Zornig:

EBITDA, R$ 2.3 billion.

Peter Lyons:

OK. And changes in working capital?

Alex Zornig:

Let us just see we are on the same page: the free cash flow was R$ 1.5 billion.

Peter Lyons:

Correct.

Alex Zornig:

R$ 2.3 billion was the operations. And we have a negative impact of working capital of R$ 190 million.

Peter Lyons:

OK, great. Thank you, guys.

Miguel Garcia, Deutsche Bank:

Hello. I wanted to clarify the operating synergies. You said it was R$ 450 million – between R$ 400 million and R$ 500 million, but that was net. So, I wanted to know, what was the amount that we can expect, the recurring, every year going forward? So, basically the gross amount of operating synergies.

Alex Zornig:

Miguel, R$ 1 billion.

Miguel Garcia:

R$ 1 billion. And the second question is regarding the CAPEX synergy. When you are saying R$ 1 billion for this year, what would be the result or basically the guidance for this year in terms of CAPEX, after the savings?

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Alex Zornig:

From R$ 5 billion to R$ 6 billion.

Miguel Garcia:

R$ 5 billion to R$ 6 billion, great. Thanks a lot.

Henry Cobbe, Nevsky:

Hi. Thanks very much for the call. Just looking at page 14 of the release, there is a commentary there about the change in treatment of amortization. Could you just walk us through that? Is that a different policy to what was that in the 1Q?

And the second question is just on the net revenues. Again, the delta between gross revenues and net revenues seemed to increase. So, although we are seeing kind of relatively steady fixed line revenue and the gross revenues on the implied net revenues, there is a considerable weakness. So, could you just explain what is going on between the gross and net revenue line?

Alex Zornig:

OK. Henry, I am going to start with this last question and then I will go to the first question. The last question is basically, in order to equalize the accounting principles between Brasil Telecom and Oi, Brasil Telecom chose not to book part of taxes and discounts they give to customers as netting the gross revenue.

They used to classify as a specific line in the expense side. So, what we did, we reclassified all this from expense to netting, offsetting the gross revenue. That is why you see gross revenue increasing and net revenue decreasing.

Henry Cobbe:

OK. Could you just explain in number terms, what the difference is?

Alex Zornig:

Numbers terms. Wow.

Henry Cobbe:

And how in million Reais, or what will be the normalized level once this accounting adjustment is finished. What will be normalized amount of deductions relative to gross revenues?

Alex Zornig:

The normal level is what we have today. So, I think the actual revenue you have is the one you are going to have recurring every other quarters.

Henry Cobbe:

So, the net revenue you have today is what will be recurring?

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Alex Zornig:

Yeah, for example, the R$ 7.3 billion, that is recurring. Of course, we are going to have increase. But I am saying, assuming no flat increase, it will be R$ 7.3 billion. That is the recurring amount you should work with.

Henry Cobbe:

OK, so net revenues, they declined by 2.4% year-on-year... But it is not the mobiles. If you look at net mobile revenues, they were growing quite strongly. So, it implies the fixed line revenue declines of 8% or 9% or 10%.

Alex Zornig:

Yeah, that is what I mean. If you look at the gross revenue, we have an increase. The net revenue was a decrease. But it is not because we are giving more discounts or because of any tax issues. Just because we re-class, partially, what Brasil Telecom used to offset in the mobile and the fixed to correct line of income statement.

Henry Cobbe:

OK. Could you give us what the 2Q08 pro-forma net revenue was on a restated basis, so we can see what the trends were for net revenues on a like-for-like basis, for 2Q09?

Alex Zornig:

Well, I need to get this information send to you, OK?

Henry Cobbe:

Well, I think everyone would like to see it. I hope so.

Alex Zornig:

Yeah, but because it is not so easy in Brasil Telecom to get the information. But I will get information and we put in our website.

Henry Cobbe:

OK, that will be very kind. And the first question?

Alex Zornig:

The first question is regarding the tax. If you look page 19 of our press release, you will see that the third paragraph, what happen is we generated goodwill when we acquired Brasil Telecom. This goodwill will be amortized by 10, 17 years, depending on the source of the goodwill. The problem we have now, temporarily, is that, until we merge all the holding companies we have, we are generating taxable profit in the operating company, and non-taxable losses in the holding company. Therefore, we are in the worst scenario of tax.

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

When we merge everything in the same pocket, you will have profitable tax being offset by the amortization of the goodwill, which is tax deductible. Until now, we have the amortization of the goodwill in the holding company, which generates tax loss, and we do not have the benefit because we have generated profits in the companies that are operating. And therefore when we did the pro-forma financial statements, so we add everybody, you are adding loss and profit. But the tax is the correct amount you are going to pay this quarter.

Therefore, when we merge everything, we are going to eliminate this distortion. It is a little complex but...

Henry Cobbe:

So, the goodwill will not really change in absolute terms, but there will be a tax credit on the tax line?

Alex Zornig:

Exactly.

Henry Cobbe:

But there is the run rate for goodwill of whatever it is, 100...

Alex Zornig:

I think it is R$ 700 million per year.

Henry Cobbe:

R$ 700 million, right. OK. So, that will continue at that run rate?

Alex Zornig:

That will continue, because in accordance with the Brazilian Law, not only tax but also CVM, when you establish how much is amortization, you cannot change.

Henry Cobbe:

OK. R$ 700 million seems too low. I mean the 2Q was R$ 218 million.

Alex Zornig:

But we paid R$ 9 billion goodwill, roughly. And we amortized partially in seven years, it is written here on page 19, 7 years, 17 years, and some in 10 years. They are different amortization periods. And that is what we start in the 2Q onwards. R$ 700 million would be in 2010, for example.

Henry Cobbe:

OK. And R$ 218 million, was that a back payment for something, what was the adjustment?

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Alex Zornig:

No. R$ 218 million is amortization.

Henry Cobbe:

Yes, but if you take the 7 years and 17 years, you got annual run rate of R$ 705 million?

Alex Zornig:

Yes.

Henry Cobbe:

So, I am just wondering, what you alluded to the R$ 176 million per quarter. I am just wondering why the two 2Q is R$ 218 million?

Alex Zornig:

Because we start amortizing in the 2Q00 and at the end of 2Q09 and then you do not have the full year amount in the 1Q.

Henry Cobbe:

All right. So, that is two quarters in...

Alex Zornig:

Yes.

Henry Cobbe:

All right. Ok, that is very clear. Thank you.

Lucio Rebouças, Dana Asset Management:

Hi, I have two questions. My first question is, at current prices, does Telemar holding operational company consider a share buyback? And my second question is, in Brasil Telecom case, Company’s shares are trading at less than half of the offer made last year; does it make sense for TMAR to buy some shares in the market? Thank you.

Alex Zornig:

Well, regarding the buyback of shares, as far as we know we do not intend to do, ok? And your second question is the price of the share?

Lucio Rebouças:

Yes. Does it make sense for TMAR to buy more shares in the market?

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Alex Zornig:

No, we cannot by law, because we have already one third of the shares. We need to keep in the ‘one third’, ‘two thirds’ now.

Lucio Rebouças:

OK. Thank you.

Peter Lyons, Oscar Gruss:

Hi, guys. Just a quick follow-up. What is the amount of debt repayment you have for the 2H09 between now and the end of the year? Thank you.

Alex Zornig:

It is around R$ 2 billion.

Peter Lyons:

R$ 2 billion?

Alex Zornig:

Yes.

Peter Lyons:

Ok.

Henry Cobbe, Nevsky:

I know I ask this every quarter, on the dividend policy. Is there any progress to formalizing a dividend policy and when is the likely payment date for the dividend that was announced earlier this year, around R$ 795 million?

Alex Zornig:

Ok, no development on the dividend policy. It is important for people to understand that our first goal is to reduce the debt, the second goal is CAPEX, the third is dividend. And your other question, we are going to pay dividends until the end of November, beginning of December.

Henry Cobbe:

OK. Thank you.

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Just a follow-up. You mentioned that as far as debt to CAPEX spend and dividends, what about overseas expansion and something you had mentioned before, how seriously are you looking into that?

Alex Zornig:

Seriously in terms of dividend payment?

Henry Cobbe:

How seriously are you considering investing overseas?

Alex Zornig:

Ok, sorry. First, we do not have cash to do that, and second we do not have anything in our radar screen; next year, maybe.

Henry Cobbe:

Would you do that before or after dividends in that group policy debt to CAPEX dividend acquisitions or debt to CAPEX acquisitions and dividends; what is the priority?

Alex Zornig:

Henry, it depends on what is going to be on stake. I mean it could be a pooling of shares, it could be someone funding us to acquire. We have a lot of offers, by the way, for a lot of places over the world, but this year we are focused on our business and the merger with Brasil Telecom, I think we have a lot in our plates already for us to focus on. But next year depends whatever it will be; if it is good and cheap, we are open to talk.

Henry Cobbe:

OK. And lastly, Helios Costa was on the tape as saying, he was pushing or lobbying the Government for reduced taxation of the telecom sector and those are very high tax stake in Brazil for the telecom sector. So, are you lobbing the Government on this, we might be seeing something on that quite soon or is it just talk?

Alex Zornig:

No, we are not lobbying, and second, we do not see this change. Do not forget next year is election year in Brazil. So, we do not see any change until next year.

Henry Cobbe:

OK. Thank you so much, indeed.

Operator:

And at this time I am showing no further questions. I would like to turn the floor back over to Mr. Zornig for final remarks.

Conference Call Transcript 2Q09 Results Oi (TNLP4 BZ) August 14th, 2009

Alex Zornig:

Before closing this call I would like to share with you a very positive piece of information that was disclosed yesterday by the end of the day. The credit rating agency Standard & Poor’s upgraded us to BBB- with a stable outlook. With this upgrade, we are now investment grade in all of the three major international credit risk agencies, something that a lot of you guys ask us why we did not have investment grade for all of three; now we have.

And with this comment, I would like to thank you for attending this conference call today. I will also remind you that our Investor Relations team is always available to answer your questions. Please, do not hesitate to contact us. Have a good day.

Operator:

This concludes Oi’s conference call. You may now disconnect, and have a good day.

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